Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in The conjunction with the unaudited financial results and statements of CCSC Technology International Holdings Limited (the “Company,” “we,” “our,” or “us”) for the six months ended September 30, 2025, furnished and included with this report as Exhibit 99.1.

A. Operating Results

Overview

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations through direct wholly owned operating subsidiaries established in Hong Kong, mainland China, the Netherlands, and Serbia, primarily in the sale, design, and manufacturing of interconnect products, including connectors, cables, and wire harnesses. We specialize in customized interconnect products that are used for a range of applications in a diversified set of industries, including industrial, automotive, robotics, medical equipment, computer, network and telecommunication, and consumer products. We have a diversified global customer base located in more than 25 countries throughout Asia, Europe, the Americas, and Australia. Many of our customers are global name-brand manufacturers, such as Universal Robots, Linak, Flextronics, Maersk, Danfoss, Bitzer and Vtech, with whom we have established long-term working relationships.

In a continuous effort to meet various international production and quality manufacturing standards, we have been certified by the International Organization for Standardization (the “ISO”), specifically as to the following: ISO 9001 (quality management), 14001 (environment management), 45001 (occupational health and safety), and 13485 (medical devices quality management). In addition, we have also been certified to the IATF 16949, which is a technical specification for quality management systems in the automotive sector established by the International Automotive Task Force.

For the six months ended September 30, 2025 and 2024, we had total revenue of US$8.47 million and US$9.22 million, respectively, and net loss of US$0.97 million and US$0.74 million, respectively. Revenue derived from cables and wire harnesses accounted for approximately 92.5% and 93.3% of our total revenue for the same periods, respectively. Revenue derived from connectors accounted for approximately 7.5% and 6.7% of our total revenue for the same periods, respectively.

For the six months ended September 30, 2025 and 2024, approximately 53.5% and 61.2% of our revenue was generated from our top ten customers, respectively.

Results of operations

Comparison of Results of Operations for the Six Months Ended September 30, 2025 and 2024

The following table sets forth a summary of our unaudited condensed consolidated results of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this interim report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended September 30,		Change
	2025	2024	Amount	%
	(Amounts expressed in U.S. dollars)
Net revenue	$8,465,588	$9,218,459	$(752,871)	(8.2)

Cost of revenue	(5,990,079)	(6,470,715)	480,636	(7.4)
Gross profit	2,475,509	2,747,744	(272,235)	(9.9)

Operating expenses:
Selling expenses	(667,073)	(752,926)	85,853	(11.4)
General and administrative expenses	(2,436,926)	(2,468,416)	31,490	(1.3)
Research and development expenses	(331,097)	(332,155)	1,058	(0.3)
Total operating expenses	(3,435,096)	(3,553,497)	118,401	(3.3)

Loss from operations	(959,587)	(805,753)	(153,834)	19.1

Other expenses:
Other non-operating income/(expenses), net	32,306	(34,766)	67,072	(192.9)
Government subsidy	-	138,845	(138,845)	(100.0)
Foreign currency exchange losses	(139,017)	(241,996)	102,979	(42.6)
Financial and interest (expenses)/income, net	(10,712)	7,530	(18,242)	(242.3)
Total other expenses	(117,423)	(130,387)	12,964	(9.9)

Loss before income tax benefit	(1,077,010)	(936,140)	(140,870)	15.0
Income tax benefit	105,867	191,820	(85,953)	(44.8)
Net loss	$(971,143)	$(744,320)	$(226,823)	30.5

Revenue

We generated revenue primarily from the sales of both original equipment manufacturer (“OEM”) and original design manufacture (“ODM”) interconnect products, including connectors, cables and wire harnesses, to manufacturing companies and electronic manufacturing services companies, who procure and assemble products on behalf of manufacturing companies. For the six months ended September 30, 2025 and 2024, our total revenue was US$8.47 million and US$9.22 million, respectively. During these periods, we derived all of our revenue from sales in Europe, Asia, the Americas, and Australia.

Our revenue decreased by 8.2%, from US$9.22 million for the six months ended September 30, 2024 to US$8.47 million for the six months ended September 30, 2025. The decrease was primarily attributable to a 14.1% decrease in the total sales volume from approximately 17.29 million units for the six months ended September 30, 2024 to approximately 14.86 million units for the six months ended September 30, 2025, which was partially offset by a 6.8% increase in the average selling price of our products from US$0.53 per unit for the six months ended September 30, 2024 to US$0.57 per unit for the six months ended September 30, 2025.

Our revenue generated from sales to our top ten customers decreased from US$5.65 million for the six months ended September 30, 2024 to US$4.53 million for the six months ended September 30, 2025, which primarily contributed to the decrease in our total revenue. Many of our major customers are global name-brand manufacturers, such as Universal Robots, Linak, Flextronics, Maersk, Danfoss, Bitzer and Vtech, and our relationships with many of our major customers date back many years. For the six months ended September 30, 2025 and 2024, sales to our top customers accounted for a significant portion of our total revenue and represented 53.5% and 61.2% of our total revenue, respectively.

The following table sets forth our revenue by our interconnect products for the indicated periods.

	For the six months ended September 30,				Change
	2025	%	2024	%	Amount	%
	(Amounts expressed in U.S. dollars)
Cable and wire harness	$7,830,157	92.5	$8,604,502	93.3	$(774,345)	(9.0)
Connectors	635,431	7.5	613,957	6.7	21,474	3.5
Total	$8,465,588	100.0	$9,218,459	100.0	$(752,871)	(8.2)

For the six months ended September 30, 2025, our revenue generated from cables and wire harnesses decreased by 9.0%, from US$8.60 million for the six months ended September 30, 2024 to US$7.83 million. The decrease of sales of cables and wire harnesses was primarily attributable to the decrease of sales volume, which was partially offset by an increase of the overall average selling prices of our cables and wire harness products. Compared with the six months ended September 30, 2024, our sales volume of cables and wire harnesses decreased by 26.3%, from approximately 7.66 million units to approximately 5.64 million units, while our average selling prices increased by 23.5% from US$1.12 per unit to US$1.39 per unit. The reduction in demand was principally attributable to a major customer’s reduced order volumes during its transition from discontinued product models to new products that remain in the development phase, as our subsidiaries’ cables and wire harnesses are customized to the customer’s product designs. Our subsidiaries manufacture cables and wire harnesses based on customer-specific orders. Our subsidiaries do not have a practice of holding excessive levels of inventory related to the customer’s discontinued products, and do not have manufacturing assets or production lines that have been established solely for any specific product specification. Accordingly, we concluded that no indicators of inventory obsolescence or asset impairment existed as of September 30, 2025.

Our revenue generated from connectors accounted for 7.5% of our total revenue and increased by 3.5% from US$0.61 million for the six months ended September 30, 2024 to US$0.64 million for the six months ended September 30, 2025. The increase was primarily attributable to the increase in the overall average selling prices of our connectors, partially offset by a decrease in sales volume. Compared with the six months ended September 30, 2024, our average selling prices increased by 8.1% from US$0.06 per unit to US$0.07 per unit due to higher raw material costs, while our sales volume of connectors decreased by 4.3% from approximately 9.63 million units to approximately 9.22 million units. The Company continues to monitor raw material costs and market conditions and intends to adjust selling prices as appropriate. Any future price adjustments could affect sales volume, though the extent of the impact will depend on market conditions and customer demand.

All of our revenue for the six months ended September 30, 2025 and 2024 was generated from sales of our products to customers located in Europe, Asia, the Americas, and Australia. The following table sets forth the disaggregation of revenue by regions:

	For the six months ended September 30,				Change
	2025	%	2024	%	Amount	%
	(Amounts expressed in U.S. dollars)
Europe	$4,971,949	58.8	$5,626,272	61.0	$(654,323)	(11.6)
Asia	2,896,950	34.2	2,736,289	29.7	160,661	5.9
Americas	596,689	7.0	855,847	9.3	(259,158)	(30.3)
Others	-	-	51	-	(51)	(100.0)
Total	$8,465,588	100.0	$9,218,459	100.0	$(752,871)	(8.2)

Our revenue generated from Europe decreased by 11.6%, from US$5.63 million for the six months ended September 30, 2024 to US$4.97 million for the six months ended September 30, 2025. The decrease was primarily attributable to (i) a decrease of sales in Denmark of US$0.69 million, from US$4.11 million for the six months ended September 30, 2024, to US$3.42 million for the six months ended September 30, 2025, and (ii) a decrease of sales in Bulgaria of US$0.19 million, partially offset by (a) an increase of sales in the U.K. of US$0.14 million, and (b) an increase of sales in Hungary of US$0.12 million. The decline in Denmark was mainly attributable to a major customer placing fewer orders while transitioning from discontinued products to new products still under development, with our subsidiaries’ cables and wire harnesses customized for the customer’s products.

Our revenue generated from Asia increased by 5.9%, from US$2.74 million for the six months ended September 30, 2024, to US$2.90 million for the six months ended September 30, 2025. The increase was primarily driven by a sales increase in Mainland China of US$0.35 million and a sales increase in the Association of Southeast Asian Nations, or ASEAN, of US$0.10 million, mainly due to higher demand from certain customers in Malaysia for components used in automation products, and was partially offset by a sales decrease in Hong Kong, China of US$0.28 million.

Our revenue generated from the Americas decreased by 30.3%, from US$0.86 million for the six months ended September 30, 2024 to US$0.60 million for the six months ended September 30, 2025, which was primarily due to a sales decrease in North America of US$0.27 million. The decline was largely attributable to higher U.S. tariffs, which led certain customers to gradually shift to local suppliers in order to mitigate their tax exposure.

Our revenue from other regions was mainly derived from Australia.

Cost of revenue

Our cost of revenue primarily consists of the following: (i) inventory costs, which primarily include procurement costs for components for the manufacturing of our products, including 1) cables and plastics, including single wires, insulation tubes, standard connectors, plastic fabricated parts, 2) metal parts, including metal shells, metal terminals, metal fabricated parts, and 3) electronic parts, including printed circuit boards, LEDs, resistors, capacitors, transistors, inductors, thermistors, potentiometers, ferrite cores, switches, and semiconductors; (ii) labor costs, which consist of salaries and benefits of employees; (iii) rental expenses for the factory and dormitory of employees; (iv) depreciation expenses on our plant, property and equipment used for production; and (v) other expenses that are directly attributable to our principal operations, which primarily include freight charges for materials and components, and electricity and water used for manufacturing.

Our cost of revenue decreased by US$0.48 million, or 7.4%, from US$6.47 million for the six months ended September 30, 2024 to US$5.99 million for the six months ended September 30, 2025, which was generally in line with the decrease in total revenue. The decrease was primarily due to the following: (i) a decrease in our inventory costs from US$4.44 million for the six months ended September 30, 2024 to US$4.14 million for the six months ended September 30, 2025, and (ii) a decrease in our labor costs from US$1.52 million for the six months ended September 30, 2024 to US$1.37 million for the six months ended September 30, 2025.

Our inventory costs represented a significant portion of our cost of revenue. For the six months ended September 30, 2025 and 2024, our inventory costs amounted to US$4.14 million and US$4.44 million, respectively, representing 69.1% and 68.6% of our total cost of revenue for such respective periods. The decrease in our inventory costs was primarily due to a 14.1% decrease in the total sales volume from approximately 17.29 million units for the six months ended September 30, 2024 to approximately 14.86 million units for the six months ended September 30, 2025. The decrease was partially offset by an 8.8% increase in inventory cost per unit from US$0.26 for the six months ended September 30, 2024 to US$0.28 for the six months ended September 30, 2025.

For the six months ended September 30, 2025 and 2024, our labor costs amounted to US$1.37 million and US$1.52 million, representing 22.8% and 23.4% of our total cost of revenue respectively. The decrease in labor costs was mainly attributable to lower production volumes driven by decreased sales.

Gross Profit and Gross Profit Margin

Gross profit represents our revenue less cost of revenue. Our gross profit margin represents our gross profit as a percentage of our revenue. For the six months ended September 30, 2025 and 2024, our gross profit was US$2.48 million and US$2.75 million, respectively, and our gross profit margin was 29.2% and 29.8%, respectively.

The following table sets forth the overall gross profit margin of the Company:

	For the six months ended September 30,				Change
	2025	%	2024	%	Amount	%
	(Amounts expressed in U.S. dollars)
Revenue	$8,465,588	100.0	$9,218,459	100.0	$(752,871)	(8.2)
Cost	(5,990,079)	(70.8)	(6,470,715)	(70.2)	480,636	(7.4)
Gross Profit	$2,475,509	29.2	$2,747,744	29.8	$(272,235)	(9.9)

The gross profit margin decreased slightly compared to the prior period, primarily due to an increase in fixed cost per unit as a result of a decrease by 14.1% of total sales volume from 17.29 million units for the six months ended September 30, 2024 to 14.86 million units for the six months ended September 30, 2025.

Operating Expenses

	For the six months ended September 30,				Change
	2025	%	2024	%	Amount	%
	(Amounts expressed in U.S. dollars)
Selling expenses	$(667,073)	(7.9)	$(752,926)	(8.2)	$85,853	(11.4)
General and administrative expenses	(2,436,926)	(28.8)	(2,468,416)	(26.8)	31,490	(1.3)
Research and development expenses	(331,097)	(3.9)	(332,155)	(3.6)	1,058	(0.3)
Total	$(3,435,096)	(40.6)	$(3,553,497)	(38.6)	$118,401	(3.3)

Selling expenses

Selling expenses primarily consist of (i) staff costs, travelling expenses, rental and depreciation related to selling and marketing functions; (ii) marketing and entertainment expenses for promotion; (iii) freight fees and transportation fees; and (iv) office, utility and other expenses.

Our selling expenses decreased by 11.4%, or US$0.08 million, from US$0.75 million for the six months ended September 30, 2024 to US$0.67 million for the six months ended September 30, 2025. The decrease was a result of a decrease of US$0.09 million in exhibition expenses, as we reduced exhibition activities and instead focused on direct customer outreach to develop the market, partially offset by an increase of US$0.03 million in travelling expenses, reflecting additional on-site customer visits to support market development.

General and administrative expenses

General and administrative expenses primarily consist of: (i) salaries and benefits for our administrative personnel; (ii) agent and professional fees; (iii) office expenses, including expenses for office supplies and consumables; (iv) depreciation and amortization expenses relating to our property, plant and equipment and leased properties used for administrative purposes; and (v) other expenses, which primarily include utilities, traveling, entertainment, repair and maintenance, rental and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses decreased by 1.3%, or US$0.03 million, from US$2.47 million for the six months ended September 30, 2024 to US$2.44 million for the six months ended September 30, 2025, which was primarily attributable to a decrease of US$0.06 million in salaries and benefits due to the absence of the non-recurring initial public offering-related bonus and celebration expenses incurred in the prior period, and partially offset by an increase of US$0.02 million in depreciation and amortization.

Research and development (“R&D”) expenses

R&D expenses primarily include (i) salaries, welfare and insurance expenses paid to R&D employees; (ii) costs of materials and components for the R&D activities; and (iii) manufacturing expenses for producing samples related to our R&D activities.

Our R&D expenses remained unchanged at US$0.33 million in both periods. Our current R&D initiatives primarily focus on enhancing connection technologies and related components for applications across automotive systems, industrial automation, agricultural equipment, and refrigeration products.

Other expenses

Other expenses, primarily consists of: (i) gains or losses on exchange rate fluctuations; (ii) financial and interest (expenses)/income, inclusive of interest income and interest expenses; (iii) other non-operating income/(expenses), net, inclusive of overtime expense compensation and material enhancement compensation paid by customers for early delivery orders; (iv) non-recurring engineering charge paid by customers; and (v) government subsidy.

Other expenses decreased slightly by US$0.01 million from US$0.13 million for the six months ended September 30, 2024 to US$0.12 million for the six months ended September 30, 2025, primarily attributable to a decrease of US$0.14 million in government subsidy resulting from the absence of the non-recurring “Little Giant” award received in the prior period, and partially offset by a decrease of US$0.10 million in foreign currency exchange losses.

Income tax benefit

Cayman Islands

Our Company was incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act of the Cayman Islands and accordingly is not subject to income tax from business carried out in the Cayman Islands.

British Virgin Islands

Our subsidiary, CCSC Group Limited, was incorporated under the laws of the British Virgin Islands (“BVI”) as a business company with limited liability under the BVI Business Companies Act and, accordingly, is not subject to income tax from business carried out in the BVI.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2019 published by Hong Kong government, effective April 1, 2019, under the two-tiered profits tax rates regime, the profits tax rate for the first HK$2 million of assessable profits was reduced to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. CCSC Technology Group and CCSC Interconnect HK were subject to Hong Kong profit tax during the periods presented.

Serbia

Our subsidiary, CCSC Technology Serbia, which was incorporated and operated in Serbia, is subject to enterprise income tax on its worldwide taxable income, as determined under the tax laws and accounting standards, at a rate of 15%. CCSC Technology Serbia was not subject to any income tax, as it was established in February 2024 and did not have taxable income for the six months ended September 30, 2025 and 2024.

Netherlands

Our subsidiary, CCSC Interconnect NL, which was incorporated and operated in the Netherlands, is subject to enterprise income tax on their worldwide taxable income, as determined under the tax laws and accounting standards, at a rate of 19% (15% in 2022) for the first EUR200,000 (EUR395,000 in 2022) of profits earned by CCSC Interconnect NL, and the remaining profits will continue to be taxed at the existing 25.8% tax rate in 2025 and 2024. For the six months ended September 30, 2025 and 2024, CCSC Interconnect NL was not subject to any income tax as it had no taxable income during these periods.

Mainland China

Generally, our PRC subsidiary, CCSC Interconnect DG, is subject to enterprise income tax on its taxable income in China at a statutory rate of 25%; however, since CCSC Interconnect DG is certified as a High and New Technology Enterprise, or HNTE, it is eligible for a preferential enterprise income tax rate of 15%. The enterprise income tax is calculated based on the entity’s global income, as determined under the PRC laws and accounting standards. In December 2025, CCSC Interconnect DG renewed its HNTE qualification, with the renewed certificate valid from 2025 to 2027, during which period the subsidiary remains eligible to enjoy the preferential tax rate of 15% subject to taxable income under the Enterprise Income Tax Laws of the PRC.

Our products are primarily subject to value-added tax at a rate of 13% on sales, in each case less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC laws.

Dividends paid by our PRC subsidiary in China to our Hong Kong subsidiary, CCSC Technology Group, will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Double Taxation Avoidance Arrangement and receives approval from the relevant tax authority. If CCSC Technology Group satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above-mentioned approval requirement was abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

If we or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, the affected entity would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Under the PRC Enterprise Income Tax Law and the Notice on Improvements to Policies of Weighted Pre-tax Deduction of Research and Development Expenses, research and development expenses incurred by an enterprise in the course of carrying out research and development activities that have not formed intangible assets are included in the profit and loss account for the current year. Starting from January 1, 2021, besides deducting the actual amount of research and development expenses incurred, an enterprise is allowed an additional 100% deduction of the amount in calculating its taxable income for the relevant year, the rate of which was 75% before 2021. For R&D expenses that have formed intangible assets, the tax amortization is based on 200% of the costs of the intangible assets.

Our income tax benefit decreased from US$0.19 million for the six months ended September 30, 2024 to US$0.11 million for the six months ended September 30, 2025, which was primarily due to the lower losses incurred by CCSC Interconnect HK for the six months ended September 30, 2025.

Net loss

As a result of the foregoing, our net loss increased by 30.5%, or US$0.23 million from US$0.74 million for the six months ended September 30, 2024 to US$0.97 million for the six months ended September 30, 2025.

B. Liquidity and Capital Resources

As of September 30, 2025, we had US$2.83 million in cash and restricted cash, which consisted of (i) cash in mainland China of US$0.53 million; (ii) cash in Hong Kong of US$2.19 million; (iii) cash and restricted cash in the Netherlands of US$0.08 million; and (iv) cash in Serbia of US$0.03 million. Under PRC laws, RMB can be converted into U.S. dollars under the Company’s “current account” (including dividends, trade and service-related foreign exchange transactions), rather than the “capital account” (including foreign direct investments and loans, without the prior approval of the SAFE). Payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements.

As of the date of this interim report, we have financed our operations primarily through cash generated from our operations. Subsequent to the reporting period, we also raised approximately US$6.34 million in net proceeds from a follow-on public offering closed in October 2025. We intend to continue relying on a combination of operating cash flows and equity financing to support our future operations, and may consider seeking additional financing such as bank loans as needed.

As of September 30, 2025, we had working capital of US$3.90 million, as compared to working capital of US$5.18 million as of March 31, 2025. We believe that our current cash, together with the net proceeds from the follow-on public offering described in the above paragraph and anticipated cash flows from operations, will be sufficient to meet our anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months following the date our unaudited condensed consolidated financial statements for the six months ended September 30, 2025 were released.

Cash Flows

Cash Flows Analysis for the Six Months Ended September 30, 2025 and 2024

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended September 30,		Change
	2025	2024	Amount	%
	(Amounts expressed in U.S. dollars)
Net cash used in operating activities	$(409,661)	$(1,121,034)	$711,373	(63.5)
Net cash used in investing activities	(481,037)	(666,865)	185,828	(27.9)
Net cash used in financing activities	-	-	-	-
Effect of exchange rate changes on cash and restricted cash	21,423	52,580	(31,157)	(59.3)
Net change in cash and restricted cash	(869,275)	(1,735,319)	866,044	(49.9)
Cash and restricted cash, beginning of the period	3,694,456	5,734,747	(2,040,291)	(35.6)
Cash and restricted cash, end of the period	$2,825,181	$3,999,428	$(1,174,247)	(29.4)

Operating Activities

For the six months ended September 30, 2025, our net cash used in operating activities was US$0.41 million, which was primarily attributable to (i) a net loss of US$0.97 million, adjusted by depreciation and amortization of fixed assets and right-of-use assets of US$0.41 million, foreign currency exchange losses of US$0.13 million, and deferred tax benefit of US$0.11 million; (ii) an increase of US$0.30 million in accounts receivable due to higher sales to customers with longer credit terms; (iii) a decrease of US$0.26 million in operating lease liabilities; and partially offset by an increase of US$0.54 million in accounts payable driven by longer payment terms offered by some of our suppliers.

For the six months ended September 30, 2024, our net cash used in operating activities was US$1.12 million, which was primarily attributable to (i) net loss of US$0.74 million, adjusted by deferred tax benefits of US$0.19 million, an inventory write-down of US$0.11 million, depreciation and amortization of fixed assets and right-of-use assets of US$0.37 million, and foreign currency exchange losses of US$0.19 million; (ii) an increase of US$0.48 million in accounts receivable due to the increase in sales; (iii) an increase in prepaid expenses and other current assets of US$0.22 million due to the increase in deductible value-added tax (“VAT”) input; (iv) a decrease in accrued expenses and other current liabilities of US$0.22 million due to the decrease in accrued payroll and employee benefits; and (v) a decrease in operating lease liabilities of US$0.25 million; partially offset by an increase in accounts payable of US$0.34 million due to an increase in material and component purchases and stockpiles.

Investing activities

Our net cash used in investing activities was US$0.48 million and US$0.67 million for the six months ended September 30, 2025 and 2024, respectively. The cash flow for the six months ended September 30, 2025 primarily reflected the prepayment of long-term equipment and mold models of US$0.43 million, and purchase of software of US$0.03 million and new equipment of US$0.01 million. The cash flow for the six months ended September 30, 2024 primarily reflected the purchase of a new land in Serbia of US$0.54 million for manufacturing operations, and the purchase of new equipment of US$0.04 million and new software of US$0.08 million for daily office operation.

Financing activities

There were no cash outflows from financing activities for the six months ended September 30, 2025 and 2024.

Capital Expenditure

Our capital expenditures were US$0.48 million and US$0.58 million for the six months ended September 30, 2025, and 2024, respectively. Generally, our capital expenditures are used primarily for the purchase of machinery and equipment relating to manufacture of interconnect products.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2025:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years
	(Amounts expressed in U.S.$)
Lease obligations	$1,196,036	$571,930	$593,757	$30,349
Capital commitment	3,572,541	3,572,541	-	-
Total	$4,768,577	$4,144,471	$593,757	$30,349

As of September 30, 2025, our operating lease obligations consist of five leases for offices, plants, equipment, and a vehicle used in our sales and operations, respectively.

One office lease has a term from September 1, 2022 to April 30, 2028, with a total duration of approximately six years. Another office lease has a term from December 1, 2023 to November 30, 2025, with a duration of two years. The leased plant includes a lease from September 1, 2022 to August 31, 2027, with a five-year term. The equipment lease includes a lease from November 7, 2023 to February 19, 2028, with a five-year term and the ownership transferring to our subsidiary, CCSC Interconnect DG, upon maturity. The vehicle under a finance lease has a term from December 24, 2024 to June 20, 2029, approximately five years in duration, with ownership transferring to our subsidiary, CCSC Interconnect HK, upon lease expiration.

All leases discussed above caused the increased operating right-of-use assets and liabilities, which are disclosed in Note 11 in our unaudited condensed consolidated financial statements for the six months ended September 30, 2025.

Our subsidiaries have certain equipment purchase agreements with four independent third-party vendors, with future payments of US$2.09 million, US$0.82 million, US$0.63 million, and US$0.03 million, respectively. The payments were for the production equipment for the Serbia manufacturing plant of US$2.09 million and US$0.82 million and have been extended until the completion of the plant by December 2026. The US$0.63 million payment relates to the procurement of equipment for the intelligent production demonstration platform and is payable upon confirmation of the acceptance of the platform, with payment expected to be made in fiscal year 2026. The remaining payment of US$0.03 million for the production equipment, incurred in the ordinary course of the our subsidiary’s normal manufacturing operations, was settled in November 2025 following the completion of testing and final acceptance of such equipment.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2025.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Risks and Uncertainties

Our headquarters and sales office are located in HK, while we conduct the manufacturing of interconnect products through our PRC subsidiary located in mainland China. For the six months ended September 30, 2025 and 2024, all of our revenue was generated by our HK and PRC subsidiaries, collectively. As such, our business, financial condition, and results of operations are subject to risks and uncertainties relating to political, economic, and legal environments in HK and mainland China, as well as the general state of the economy of HK and mainland China. Our financial results may be adversely affected by changes in the political, regulatory, and social conditions in HK and mainland China.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our unaudited condensed consolidated financial statements:

Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates, and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates, and assumptions based on our own historical experience, knowledge, and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our unaudited condensed consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition and (ii) income taxes. See “Summary of Significant Accounting Policies” under Note 2 to our unaudited condensed consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Estimates for inventory write-down

Inventories, primarily consisting of raw materials, work in progress and finished goods, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving, which is dependent upon factors such as historical and forecasted consumer demand. Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, new product development schedules, product obsolescence, and other factors. We review our inventories periodically if any reserves are necessary for potential shrinkage and obsolete or unusable inventory. For the six months ended September 30, 2025 and 2024, we recorded US$42,909, and US$108,257 of inventories write-down from the carrying amount to their net realizable values.

Estimate for the valuation allowance of deferred tax assets

We are required to make estimates and apply our judgements in determining the provision for income tax expenses for financial reporting purpose based on tax laws in various jurisdictions in which we operate. In calculating the effective income tax rate, we make estimates and judgements, including the calculation of tax credits and the timing differences of recognition of revenues and expenses between financial reporting and tax reporting. These estimates and judgements may result in adjustments of pre-tax income amount filed with local tax authorities in accordance with the local tax rules and regulations in various tax jurisdictions. Although we believe that our estimates and judgments are reasonable, actual results may be materially different from the estimated amounts. Changes in these estimates and judgements may result in material increase or decrease in our provision for income tax expenses, which could be material to our financial position and results of operations.

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments, and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such determination is made. As of September 30, 2025 and March 31, 2025, we recorded $69,585 and $91,847 valuation allowance for the deferred tax assets, respectively.

Recent accounting pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our unaudited condensed consolidated financial statements included elsewhere in this interim report.